SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

April 28, 2006

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 28, 2006 (Sumitomo Metals Announce Fiscal Year 2006 Results).

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

RECEIVED
2006 MAY -9 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 28, 2006

For immediate release

Sumitomo Metals Announce Fiscal Year 2006 Results

Sumitomo Metal Industries, Ltd. announced today its financial results for the FY2006 (ended March 31, 2006)

<Consolidated Results for the FY 2006>

(Unit: Million of yen)

	FY2006	FY2005	Change
Sales	1,552,765	1,236,920	25.5 %
Operating profit	305,804	182,878	67.2 %
Recurring profit	280,733	173,245	62.0 %
Net Income	221,252	110,864	99.6 %

<Non-Consolidated Results for the FY 2006>

(Unit: Million of yen)

	FY2006	FY2005	Change
Sales	954,913	772,866	23.6 %
Operating profit	222,334	126,491	75.8 %
Recurring profit	194,587	110,745	75.7 %
Net Income	129,748	71,695	81.0 %

1. Management policy, business performance and financial situation

(1) Management policy

a. Operational targets and basic policy for corporate management

Our newly formulated Medium-Term Business Plan (FY2007 to FY2009) is aimed at delivering sustained growth in corporate value by emphasizing quality, rather than just seeking for quantitative growth in the global steel market.

By implementing this plan, the Sumitomo Metals Group will complete its efforts to become an "ordinary" company and work to build the foundations to become a company trusted by all stakeholders.

① Fundamental Policy: Deliver sustained growth in corporate value by emphasizing quality

The Group will aim to achieve steady growth by emphasizing a balance between quality and scale. This means not just pursuing increased production, but also accelerating the distinctiveness of our competitive capabilities. In this way, we will create a stronger operating structure that is more responsive to downturns; we will steadily minimize the impact of fluctuations in steel demand on operating performance, and we will constantly increase corporate value.

② Accelerating distinctiveness

The steel market is polarizing into two categories: high-grade products and commodity-grade products. With competition in both categories expected to intensify, the Group will accelerate the distinctiveness of its competitive capabilities to boost its corporate value.

Underpinned by three key goals—further enhance Sumitomo Metals strengths in key fields, become No.1 manufacturer in customer satisfaction, and achieve balanced qualitative and quantitative growth—the Group will leverage Sumitomo Metals strengths by:

- Focusing on the energy and automotive sectors
- Creating a lineup with more high-grade products
- Reinforcing relationships with customers, and
- Channeling resources into product categories where Sumitomo Metals has an advantage

③ Enhancing intangible assets and building a solid operating base

To achieve our aim of accelerating distinctiveness, the Group enhances the intangible assets that will underpin this process, namely customers, employees and technology. The Sumitomo Metals Group places the utmost importance on safety. To ensure the safety and continued development of our employees, we are aiming to further minimize accidents and other incidents within the Group.

We will also build a more robust operating base by reinforcing steelmaking facilities and other physical assets and strengthening financial assets.

In this way, the Group will create an earnings structure more responsive to market downturns.

④ Clarification of policy toward large-scale purchases of Sumitomo Metals shares (Anti-takeover defense plan)

At the meeting of the Board of Directors on April 6, 2006, it was decided that the company would adopt a policy towards large-scale purchases of Sumitomo Metals shares. The Board of Directors believes that the company's shareholders should make the final decisions as to whether a large-scale purchase is acceptable, and has established rules concerning

large-scale purchase of Sumitomo Metals shares to ensure that necessary information regarding any proposed large-scale purchase is provided to shareholders, shareholders have sufficient time to consider such information, and that shareholders have the opportunity to consider alternative plans. If a large-scale purchaser complies with these rules, the Board of Directors does not intend to prevent a large-scale purchase at its own discretion.

The Board of Directors plans to propose the outline of the policy at the ordinary general shareholders meeting to be held in June 2006 as an agendum for affirmative votes. If a majority of Sumitomo Metals shareholders does not vote for the policy, it will be abolished immediately.

⑤ Aim to become a company trusted by all stakeholders

In addition to more than 100 years of Sumitomo Metals' manufacturing experience, the Sumitomo Group is proud to adhere to the Sumitomo Business Spirit, refined over 400 years and epitomized by one idea: "Sumitomo shall place prime importance on sound management. Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently."

Ultimately guided by this business spirit, the Sumitomo Metals Group will work to increase its corporate value over the medium and long terms by steadily implementing the initiatives in this business plan to become a company trusted by all stakeholders.

(Reference) Consolidated Financial Targets in Medium-Term Business Plan

(Unit: Billion of yen)

	FY2009 Plan (approximate figures)
Net sales	1,620
Operating profit	300
Recurring profit	290
Net income	180

Total assets	2,380
Debt	680
Shareholders' equity	1,070

ROA	13.0%
Equity ratio	45.0%
D/E ratio	0.6

(Three-year Consolidated Cash Flow and Use of Cash)

(Unit: Billion of yen)

	FY2007～2009 Plan
Operating cash flow	920
Debt repayments	△10
Dividends	△90
Tax	△290
Loans, investments, etc.	△480
Interest payments	△50

b. Sumitomo Metals' basic policy regarding dividends

The Board proposes that the year-end dividend be 4.5 yen. As a result, the cash dividend per share for the full fiscal year, including the earlier interim dividend payment, should be increased by 2 yen over the previous period to 7 yen per share. This decision has been based on the achievement of two consecutive periods of record income, as well as gains from the sale of stock accompanying the listing of SUMCO CORPORATION.

The company will implement steadily and promptly the measures set forth in its Medium-Term Business Plan (FY2007 to FY2009) in an effort to create a profit structure that is more resistant to downside risk. Our policy seeks to return profits to our shareholders through the continuance of consecutive dividends.

The Company is currently examining its dividend policy in light of Corporate Law.

(2) Business performance and financial situation

a. Business performance

a-1 Current period

【Current period business environment】

During the fiscal year under review, domestic demand for steel materials remained stable due to sales to vehicle producers, shipbuilders and other manufacturers, as well as to private businesses investing in plant and equipment. Demand also grew in the export sector due to the steady recovery of the global economy.

While strong demand for high-grade products continued, the rapid growth in steel production in China and other nations resulted in an increase in inventories of general-use steel products, chiefly in the spot sales sector. The polarization of the gap between supply and demand became even more apparent.

Supplies of iron ore, coal and other raw materials for steel production are becoming restricted worldwide, and prices have increased considerably.

【Management policy】

In light of the prevailing business environment, the Sumitomo Metals Group (the "Group") has made efforts to reduce the supply and demand gap for general-use steel products. The Group took a cautious approach to production, in particular by reducing output from the second half of the fiscal year. On the other hand, demand for high-grade products, which are a staple of the Group and used for applications that include the energy sector and automobile production, is increasing. As a result, the Group maintained a high level of production, with Group crude steel production reaching 13.31 million tons.

In response to customer demand for a stable supply of steel materials, the Group made efforts to secure stable procurement of raw materials and maintain the steady operation of production facilities in order to enhance our production and shipment capabilities. With the understanding of our customers, the Group has continued to revise its steel material prices to reflect the increased costs accompanying the surge in raw material prices.

As set forth in our Medium-Term Business Plan (FY2003 to FY2006), the Group is striving to restructure the steel business and enhance its competitiveness and strengthen its financial position. We have already achieved all initial management goals, including the identification of and focus on specific businesses, and a substantial reduction in debt. In addition, we are working with Nippon Steel Corporation and Kobe Steel, Ltd. to deepen the level of cooperation among the three companies and increase mutual benefits by sharing iron- and steel-making facilities, increasing cross-company shareholdings, and integrating group company businesses.

【Current period business results】

As a result of the consistent and timely implementation of the above Medium-Term Business Plan management policies, on a consolidated basis, sales were 1,552.7 billion yen (a 315.8 billion yen increase over the previous period), operating profit was 305.8 billion yen (a 122.9 billion yen increase over the previous period), recurring profit was 280.7 billion yen (a 107.4 billion yen increase over the previous period), and net income was 221.2 billion yen (a 110.3 billion yen increase over the previous period). Operating profit, recurring profit and net income for the reporting period all set new records for the company.

On a non-consolidated basis for the reporting period, sales were 954.9 billion yen (a 182 billion yen increase over the previous period), operating profit was 222.3 billion yen (a 95.8 billion yen increase over the previous period), recurring profit was 194.5 billion yen (a 83.8 billion yen increase over the previous period), and net income was 129.7 billion yen (a

58 billion yen increase over the previous period). Recurring profit and net income both set new records for the company.

(Performance in each segment)

< Steel business >

Steel Sheet, Plate, Titanium & Structural Steel Company

The Steel Sheet, Plate, Titanium & Structural Steel Company, in implementing measures set forth in the Medium-Term Business Plan (FY2003 to FY2006) for the structural reform of the steel sheet business, completed the formation of a system that we believe will enable operations at both the Kashima and Wakayama Steel Works to continue at high levels. The Company is also steadily implementing various measures intended to promote continued growth.

Upgrades and renewals of blast furnaces, the heart of the steel-making process, are proceeding as planned. At the Kashima Steel Works, renovation of the No. 3 blast furnace commenced in May 2005. Upstream processes at the Wakayama Steel Works are being improved, including blast furnace renewal and measures to reduce environmental impact.

To respond to anticipated future increases in demand for galvanized steel sheets for automotive and electric machinery applications, the Company began the installation of a new hot-dip galvanizing line at the Kashima Steel Works in April 2005. To respond to expected growth in demand for high-grade products for applications in the energy sector, the Company decided to increase the scale of heating furnace at its plate mill.

Work is proceeding at the Kashima Steel Works to build an IPP (Independent Power Producer), which is scheduled to begin operations in 2007.

The Steel Sheet, Plate, Titanium & Structural Steel Company received two awards from Toyota Motor Corporation (Award for Quality Performance "Excellent," and Award for Technology & Development) in recognition of its dedication to earning a leading reputation among the customers. This is the fifth consecutive year that the Company has received an award in the quality management category, and the third consecutive year it has received an award in the technology & development category from Toyota Motor Corporation. The company also received Special Award Appreciation to Excellent Suppliers (Quality Award) from Honda Motor Co., Ltd.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 693.3 billion yen.

Pipe & Tube Company

Against a backdrop of economic growth in the BRICs nations (Brazil, Russia, India and China) and other countries, global demand for energy is increasing. The pace of oil exploration and the development of cleaner natural gas resources are accelerating. These development projects are often situated in extreme environments, such as arctic locations or offshore drill sites at great depths, that place higher demands on steel pipes, prompting greater demand for the high-grade steel pipes that our company produces. Buoyed by this burgeoning demand, the company sold 1.13 million tons of seamless pipe and 460 thousand tons of large-diameter welded pipe in the current reporting period.

For seamless pipe, main product of the Company, in response to growing demand for stainless boiler tubes for thermal power stations in China, the company expanded the scale of heat-treatment furnace and other finishing facilities at the Steel Tube Works, Pipe & Tube Company to increase the proportion of high-added-value products manufactured. To meet increased demand for high-grade seamless pipes, the Company decided to invest in more cutting-edge products at the Wakayama Steel Works.

Consolidated total sales for the Pipe & Tube Company were 430.6 billion yen.

Railway Automotive & Machinery Parts Company

In the railway products sector, demand for forged wheels for railway freight cars in North America is increasing. In the current reporting period, the Railway, Automotive & Machinery Parts Company concluded its first multi-year contracts with local railway rolling-stock manufacturers, railway companies and other major users. To meet these obligations, the Company decided to increase the capacity of its steel wheel processing facility. As a result of these agreements, the annual volume of forged steel wheel exports to North America is expected to increase substantially from 70,000 units in the current period to 100,000 units in the next fiscal year.

In the automotive forged crankshaft sector, the Company increased the production efficiency of International Crankshaft Inc. (its North American manufacturing and sales company in the U.S.) by upgrading facilities as part of its business strategy aiming to supply 10% of the global automotive crankshaft market. In October 2005, the Company decided to install the second forging press line at Huizhou Sumikin Forging Co., Ltd. (its manufacturing and sales company in China) in response to increasing local demand. Together with the production capacity of the Osaka Steel Works, the total production volume from the three manufacturing bases is expected to reach 7.3 million crankshafts per annum.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 95 billion yen.

Sumitomo Metals (Kokura), Ltd.

Demand for specialty steel bars for automotive manufacture remains stable. In order to boost its ability to supply them to customers, Sumitomo Metals (Kokura), Ltd. has invested in facilities; An additional steel bar inspection line was installed, and the range of the size that can be rolled at the wire rod mill was increased to secure steel bar rolling capacity. The company has made efforts to increase the sophistication of its product lineup. As a result, the proportion of output destined for the automotive sector increased from 71% in the previous period to 75% in the current reporting period.

Sumitomo Metals (Kokura), Ltd. received Special Award Appreciation to Excellent Suppliers (Technology & Development Award) from Honda Motor Co., Ltd. in recognition of its dedication to earning a leading reputation among the customers.

Including figures from affiliated companies such as Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for Sumitomo Metals' steel business were 1,405.4 billion yen, and consolidated operating profit was 304.3 billion yen.

< Engineering >

Amid a harsh business climate of decreasing public sector investment in the domestic market, the company is strengthening the basis for its engineering business by concentrating on those sectors with greater profitability and growth potential, and withdrawing from less promising sectors.

As part of this strategy, in October 2005 the company merged its Energy Facilities Engineering Division and Sumitomo Metal Plantec Co., Ltd. to form Sumitomo Metal Pipeline and Piping, Ltd. Through the integration of sales, technical and engineering functions, the management efficiency is being improved and the business foundation is being strengthened.

Consolidated total sales for the engineering business were 39 billion yen, and consolidated operating loss was 4.9 billion yen.

< Electronics >

Consolidated total sales in the electronics business were 60.8 billion yen, and consolidated operating profit was 2.3 billion

yen.

< Other businesses >

Consolidated total sales for businesses other than those listed above were 47.4 billion yen, and consolidated operating profit was 4.6 billion yen.

a-2 Targets for FY 2007

Although we will need to monitor the effects of international situation and the surge in crude oil prices on economic activity both in Japan and abroad, global economic expansion, led by China and the Southeast Asian region, is currently expected to continue. We also expect demand for our high-grade steel products to remain firm due to demand from manufacturers, particularly in the automotive sector, and from the energy sector.

In this business environment, the Sumitomo Metals Group aims to respond to customer demand for a stable supply of quality products through the steady operation of our production facilities and the securing of stable procurement of raw materials, improvements in systems used to supply high-grade steel products, and reduced costs and the maintenance and improvement of the prices of steel products.

The Sumitomo Metals Group is working to implement steadily and promptly its Medium-Term Business Plan (FY2007 to FY2009), which aims to deliver sustained growth in corporate value by emphasizing quality. The Group is working to transform itself into a company trusted by all stakeholders.

Through these efforts, the Sumitomo Metals Group aims to achieve the following consolidated business results for the next fiscal year: sales of 1,550 billion yen, recurring profit of 260 billion yen, and net income of 155 billion yen.

b. Financial situation

Consolidated recurring profit and net income both set new records for two consecutive periods. As a result of such a good business performance, the company realized 311.9 billion yen in cash from operations in the reporting period. The use of 63.8 billion yen for investment and 258.3 billion yen for the reduction of debt resulted in a balance of outstanding cash of 32.5 billion yen at the end of FY 2006, 9.8 billion yen lower than at the end of FY 2005.

	End of FY2003	End of FY2004	End of FY2005	End of FY2006
Equity ratio	15.5%	18.8%	25.1%	34.1%
Equity ratio on a market value basis	12.2%	33.4%	48.2%	114.8%
Years to debt redemption	7.7 years	5.4 years	3.2 years	2.1 years
Interest coverage ratio	11.0	13.3	24.1	79.7

Equity ratio: Shareholders' equity/Total assets

Equity ratio on a market value basis: Total market value of shares/Total assets

Years to debt redemption: debt/(Operating cash flow - Interest payments)

Interest coverage ratio: Operating cash flow/Interest payments

* All figures are calculated on a consolidated basis.

* "Debt" means net debt, i.e., the total of outstanding borrowing plus corporate debentures minus cash and time deposits.
* "Interest payments" means the net interest payment burden (net total of interest payments and interest and dividends received)
* "Operating cash flow" means, in the case of FY2003, the operating cash flow minus the special retirement payments accompanying the transfer of employees loaned to other companies.

c. Operational risks

Risk considerations in respect of operations and other matters concerning Sumitomo Metals and the Sumitomo Metals Group include increases in steel raw materials prices, change of product selling prices, foreign exchange rate movements, interest rate fluctuations, natural disasters and accidents, and effects of environmental laws and regulations, among others. Realization of any of these risks could greatly influence our investors' decision-making. Conscious of the potential for such events to occur, the Company is taking steps to prepare with a combination of preventive and reactive measures.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

Consolidated Statements of Income

(Unit: Million of Yen)

Items	Current Period (FY 2006)		Previous Period (FY 2005)		Change
(Recurring profit and loss)					
Operating income and expenses:					
Revenues:					
Sales		1,552,765		1,236,920	315,844
Cost and expenses:					
Cost of sales	△ 1,106,953		△924,258		
Selling, general and administrative expenses	△ 140,007	△ 1,246,961	△129,783	△1,054,042	△ 192,919
Operating profit		305,804		182,878	122,925
Non-operating income and expenses:					
Non-operating income:					
Interest	963		1,726		
Dividend income	3,093		2,490		
Equity in earnings of unconsolidated subsidiaries and associated companies	16,676		14,104		
Other	6,757	27,491	8,019	26,340	1,150
Non-operating expenses:					
Interest expense	△ 12,299		△17,536		
Other	△ 40,262	△ 52,561	△18,437	△35,973	△ 16,587
Recurring profit		280,733		173,245	107,487
(Non-recurring profit and loss)					
Non-recurring profit:					
Gain on sales of imvestment securities	47,871		29,372		
Gain on sales of property, plant, equipment and other assets	-		1,196		

Other	-	47,871	848	31,417	16,454
Non-recurring loss:					
Loss on disposal and sales of property, plant, equipment and other assets.	△ 8,244		△16,823		
Loss on asset impairment	△3,179		-		
Loss on business restructuring	△ 4,788		△6,839		
Cost of PCB disposal	△ 2,108		-		
Loss on compensation for completed construction	△ 4,101		-		
Charge for transitional obligations for employees' retirement benefits	-		△6,534		
Loss resulting from disaster damage	-		△3,489		
Other	-	△ 22,422	△1,398	△35,085	12,663
Net income before taxes and minority interests		306,183		169,577	136,605
Corporate taxes, residential taxes and business taxes	△ 102,662		△16,139		
Adjustments for corporate taxes, etc.	20,305	△ 82,356	△40,741	△56,881	△ 25,475
Minority interests		△ 2,573		△1,831	△ 741
Net income		221,252		110,864	110,388

Consolidated Balance Sheet

(Unit: Million of Yen)

Items	Current Period (At the end of March 2006)	Previous Period (At the end of March 2005)	Change
(Assets)			
Current assets	675,217	604,604	70,613
Cash and deposits	32,669	42,547	△ 9,877
Trade notes and accounts receivable	211,772	190,087	21,685
Marketable securities	0	0	-
Inventories	364,501	305,930	58,571
Deferred tax assets	21,251	14,740	6,510
Other	45,533	51,832	△ 6,298
Allowance for doubtful receivables	△ 511	△ 534	23
Fixed assets:	1,438,128	1,318,489	119,639
Property, plant and equipment	1,009,499	1,006,958	2,541
Building and structures	237,308	246,229	△ 8,921
Machinery and equipment	339,493	365,490	△ 25,997
Land	359,214	349,185	10,029
Construction in progress	63,989	36,998	26,991
Other	9,493	9,054	439
Intangibles	6,212	6,563	△ 350
Goodwill	1,494	1,501	△ 6
Other	4,718	5,062	△ 343
Investments and other assets:	422,416	304,967	117,448
Investment securities	385,141	260,186	124,955
Deferred tax assets	8,245	8,616	△ 190
Other	30,570	37,066	△ 6,496
Allowance for doubtful receivables	△ 1,721	△ 901	△ 820
Deferred assets:	45	48	△ 3
Bond Discount	45	48	△ 3
Total assets	2,113,391	1,923,142	190,249

(Liabilities)			
Current liabilities:	862,954	867,868	△ 4,913
Trade notes and accounts payable	348,385	295,384	53,001
Short-term borrowings	290,645	420,482	△ 129,837
Current portion of bonds	11,450	34,000	△ 22,550
Deferred tax liabilities	93	119	△ 25
Other	212,380	117,881	94,498
Long-term liabilities	488,264	537,963	△ 49,698
Bonds	96,200	116,950	△ 20,750
Long-term borrowings	281,483	314,486	△ 33,002
Deferred tax liabilities	35,513	20,910	14,603
Liability for employees' retirement benefits	33,218	34,600	△ 1,381
Liability for rebuilding furnaces	4,234	4,237	△ 3
Other	37,614	46,779	△ 9,164
Total liabilities	1,351,219	1,405,831	△ 54,611
(Minority interests)			
Minority interests	41,305	34,073	7,231
(Shareholders' equity)			
Capital	262,072	262,072	-
Capital surplus	61,897	61,897	-
Retained earnings	300,587	115,851	184,736
Land revaluation surplus	16,061	16,298	△ 237
Unrealized gain on available-for-sale securities	84,385	31,165	53,219
Foreign currency translation adjustments	△ 3,591	△ 3,798	207
Treasury stock, at cost	△ 545	△ 248	△ 297
Total shareholders' equity	720,866	483,237	237,629
Total liabilities, minority interests and shareholders' equity	2,113,391	1,923,142	190,249

Summary of Segment Information

(Segment Information by Business Type)

Current Period (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,405,468	39,024	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	3,523	—	—	16,305	19,829	(19,829)	—
Total Sales	1,408,991	39,024	60,842	63,735	1,572,594	(19,829)	1,552,765
Operating expenses	1,104,688	43,989	58,494	59,069	1,266,242	(19,281)	1,246,961
Operating profit	304,303	△4,965	2,347	4,666	306,352	△548	305,804

Previous Period (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,085,767	57,189	49,083	44,881	1,236,920	-	1,236,920
(2) Inter-segment sales	5,356	3	-	16,378	21,738	(21,738)	-
Total Sales	1,091,123	57,193	49,083	61,259	1,258,659	(21,738)	1,236,920
Operating expenses	907,374	62,068	47,845	57,720	1,075,009	(21,967)	1,054,042
Operating profit	183,749	△4,875	1,237	3,538	183,650	△771	182,878

(Changes to business segments)

In October 1, 2005, the company integrated its energy-engineering business (pipelines, energy plants) and the same business of Sumitomo Metal Plantec Co., Ltd. to form Sumitomo Metal Pipeline and Piping, Ltd. , and the energy-engineering business was transferred from the Engineering segment to Pipe & Tube Company.

As a result, the sales, operating expenses and operating profit pertaining to the energy-engineering business that were recorded in the accounts of the Engineering segment until the end of the first half of the current fiscal year are recorded in the Steel business segment from the second half of the current fiscal year. Due to the timing of this transfer, the change will be applied retroactively to the entire fiscal year and reflected in the Steel business segment's accounts, as shown below.

Current Period (After retroactive changes to business segments) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,413,166	31,326	60,842	47,429	1,552,765	—	1,552,765
(2) Inter-segment sales	2,782	—	—	16,305	19,088	(19,088)	—
Total Sales	1,415,949	31,326	60,842	63,735	1,571,853	(19,088)	1,552,765
Operating expenses	1,112,070	35,867	58,494	59,069	1,265,501	(18,540)	1,246,961
Operating profit	303,879	△4,540	2,347	4,666	306,352	△548	305,804

As for the segment information for the previous period, the energy-engineering business that belonged to the Engineering segment will be reflected in the accounts of the Steel business segment, as shown below.

Previous Period (After changes to business segments) (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,106,566	36,390	49,083	44,881	1,236,920	—	1,236,920
(2) Inter-segment sales	3,953	3	—	16,378	20,335	(20,335)	—
Total Sales	1,110,519	36,394	49,083	61,259	1,257,256	(20,335)	1,236,920
Operating expenses	926,049	41,990	47,845	57,720	1,073,606	(19,563)	1,054,042
Operating profit	184,470	△5,596	1,237	3,538	183,650	△771	182,878

(Reference)

April 28, 2006

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

Forecast for the FY2007 ending March 31, 2007	
First half	Full-year
56 million tons (approx.)	112 million tons (approx.)

2. Sumitomo Metals' crude steel production volume (*1)

Result for the FY 2006	
First half	Full-year
6.7 million tons	13.31 million tons

3. Export ratio (*2) (by monetary value)

Result for the FY2006	Target for the FY2007
44%	44% (approx.)

<Non-consolidated>

Result for the FY2006	Target for the FY2007
42%	44% (approx.)

4. Exchange rate

Result for the FY2006	Forecast for the FY2006
113yen/$	115yen/$ (approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

Result for the FY2006
1.6 billion yen per year (approx.)

6. Average price of steel products (*3) (thousand yen/ton)

＜Consolidated＞

Result for the first half of the FY2006: 88.5 thousand yen/ton

Result for the FY2006: 93.7 thousand yen/ton

＜Non-consolidated＞

Result for the first half of the FY2006: 95.7 thousand yen/ton

Result for the FY2006: 102.1 thousand yen/ton

7. FY2007 target for consolidated figures

(billion yen)

	First Half	Full Year
Sales	765 (approx.)	1550 (approx.)
Operating profit	130 (approx.)	270 (approx.)
Recurring profit	125 (approx.)	260 (approx.)
Non-recurring profit and loss	△4 (approx.)	△5 (approx.)
Income before taxes and minority interests	121 (approx.)	255 (approx.)
Corporate taxes, minority interests, etc.	△46 (approx.)	△100 (approx.)
Net income	75 (approx.)	155 (approx.)

8. Target of sales and operating profits/losses by segment (Consolidated)

Targets for the FY 2007 (billion yen)

	First half		Full year	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	705 (approx.)	128.5 (approx.)	1,420 (approx.)	263.5 (approx.)
Engineering	5 (approx.)	△1 (approx.)	10 (approx.)	△2 (approx.)
Electronics	30 (approx.)	1 (approx.)	70 (approx.)	5 (approx.)
Other	25 (approx.)	1.5 (approx.)	50 (approx.)	3.5 (approx.)

Results for the FY 2006 (billion yen)

	First half		Full year	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	660.6	144.3	1,405.4	304.3
Engineering	19.2	△2.2	39	△4.9
Electronics	30.2	1.4	60.8	2.3
Other	20.4	1.2	47.4	4.1

<Sales by steel business companies (Consolidated) >

(billion yen)

	Result for the FY2006		Target for the FY2007	
	First half	Full year	First half	Full year
Steel Sheet, Plate, Titanium & Structural Steel	337.5	693.3	300(approx.)	580(approx.)
Pipe & Tube	187.6	430.6	260(approx.)	545(approx.)
Railway, Automotive & Machinery Parts	44.5	95	50(approx.)	100(approx.)
Sumitomo Metals (Kokura), Ltd.	65.4	136.8	70(approx.)	145(approx.)

Note : A part of FY2007 sales amounts targeted (approx. 30 billion yen of the first half and approx. 67 billion yen of full year) were transferred from Steel Sheet, Plate, Titanium & Structural Steel Company to Pipe & Tube Company, due to the organization change.

9. Debt (billion yen)

	The end of September 2005	The end of March 2006	Targets for the end of September 2006	Targets for the end of March 2007
Consolidated	796.1	679.7	675 (approx.)	670 (approx.)
Non-consolidated	580.8	535.7	565 (approx.)	580 (approx.)

10. Capital investment and depreciation cost (property, plant and equipment) (billion yen)

	Results for FY2006		Targets for FY 2007	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Capital investment	82.6	51.9	147 (approx.)	86 (approx.)
Depreciation cost	75.2	43.2	76 (approx.)	44 (approx.)

11. Number of employees

Effective manpower (person)

	The end of September 2005	The end of March 2006
Consolidated	25,475	25,639
Non-consolidated	6,668	6,668

12. Analysis of factors affecting profits and losses (Consolidated)

Result for the FY2005→Result for the FY2006

Exchange rate (TTM)

Result for the FY2005:108 yen/$→Result for the FY2006:113 yen/$

Reasons for improvement of profits sand losses	(billion yen)	Reasons for deterioration of profits and losses	(billion yen)
(Cost improvement)	18	(Raw material prices, etc.)	△132
(Product mix and sales prices, etc.)	220		
(Exchange rate fluctuation)	1.5		
Total	239.5	Total	△132

Recurring profits
Result for the FY2005: 173.2 billion yen→
Result for the FY2006: 280.7 billion yen (improvement of 107.5 billion yen)

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)